ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended December 31			Twelve months ended December 31
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Net sales	2,702	2,477	9	10,319	9,836	5
Gross profit	1,516	1,385	9	5,745	5,512	4
Operating income	313	395	(21)	1,360	1,413	(4)
Operating margin (%)	11.6	15.9		13.2	14.4
Net income	217	284	(24)	980	1,018	(4)
Net income attributable to:
Shareholders of Alcon Inc.	217	284	(24)	980	1,018	(4)
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(1)	0.44	0.57	(23)	1.99	2.06	(3)
Diluted earnings per share ($)(1)	0.44	0.57	(23)	1.98	2.05	(3)
(1)Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended December 31			Twelve months ended December 31
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Surgical
Implantables	474	456	4	1,782	1,775	—
Consumables	794	738	8	3,028	2,861	6
Equipment/other	277	229	21	941	886	6
Total Surgical	1,545	1,423	9	5,751	5,522	4

Vision Care
Contact lenses	683	638	7	2,770	2,609	6
Ocular health	474	416	14	1,798	1,705	5
Total Vision Care	1,157	1,054	10	4,568	4,314	6
Net sales	2,702	2,477	9	10,319	9,836	5
Fourth quarter
Surgical
Surgical net sales were $1.5 billion, an increase of 9%, including favorable currency impacts of 3%.
•Implantables net sales were $474 million, an increase of 4%, including favorable currency impacts of 2%. This growth reflects strong performance by PanOptix Pro in the US, partially offset by continued competitive pressures, particularly in international markets.
•Consumables net sales were $794 million, an increase of 8%, including favorable currency impacts of 3%. Growth was driven by cataract and vitreoretinal procedural growth, as well as price increases.
•Equipment/other net sales were $277 million, an increase of 21%, including favorable currency impacts of 3%. This growth was led by recent equipment launches, including the Unity platform.
Vision Care
Vision Care net sales were $1.2 billion, an increase of 10%, including favorable currency impacts of 3%.
•Contact lenses net sales were $683 million, an increase of 7%, including favorable currency impacts of 3%. This growth was led by price increases and product innovation, partially offset by declines in legacy products.
•Ocular health net sales were $474 million, an increase of 14%, including favorable currency impacts of 2%. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
Full year
Surgical
Surgical net sales were $5.8 billion, an increase of 4%.
•Implantables net sales were $1.8 billion, in line with the prior year period. These results reflect the launch of PanOptix Pro in the US, as well as soft market conditions and competitive pressures.
•Consumables net sales were $3.0 billion, an increase of 6%, including favorable currency impacts of 1%. Growth was driven by vitreoretinal procedural growth and price increases, partially offset by soft cataract market conditions.
•Equipment/other net sales were $941 million, an increase of 6%, as sales of recently launched equipment, including Unity VCS, were partially offset by declines in legacy equipment.

Vision Care
Vision Care net sales were $4.6 billion, an increase of 6%, including favorable currency impacts of 1%.
•Contact lenses net sales were $2.8 billion, an increase of 6%, including favorable currency impacts of 1%. Growth was primarily driven by price increases and product innovation, partially offset by declines in legacy products.
•Ocular health net sales were $1.8 billion, an increase of 5%, including unfavorable currency impacts of 1%. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane. The prior year period included sales of certain eye drops in China which were divested and out-licensed in late 2024.

Operating income

	Three months ended December 31			Twelve months ended December 31
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Cost of net sales	(1,189)	(1,093)	(9)	(4,592)	(4,328)	(6)
Gross profit	1,516	1,385	9	5,745	5,512	4
Gross margin (%)	56.1	55.9		55.7	56.0
Selling, general & administration	(901)	(802)	(12)	(3,449)	(3,250)	(6)
Research & development	(273)	(232)	(18)	(990)	(876)	(13)
Other income	5	61	(92)	169	77	119
Other expense	(34)	(17)	(100)	(115)	(50)	(130)
Operating income	313	395	(21)	1,360	1,413	(4)
Operating margin (%)	11.6	15.9		13.2	14.4
Fourth quarter
Operating income was $313 million (-21%), compared to $395 million in the prior year period. Operating margin decreased 4.3 percentage points. The current year period included sales and marketing investments behind new product launches, increased investment in research and development, including from recent acquisitions, incremental tariffs and acquisition and integration related items, partially offset by favorability from annual incentive compensation, price increases and a positive 0.8 percentage point impact from currency. The prior year period included a net gain related to the divestment of certain product rights in China.
Full year
Operating income was $1.4 billion (-4%), down slightly from the prior year period. Operating margin decreased 1.2 percentage points. The current year period included sales and marketing investments behind new product launches, increased investment in research and development, including from recent acquisitions, incremental tariffs, acquisition and integration related items and product discontinuation charges in Vision Care. The decline in operating margin was partially offset by price increases, fair value remeasurements of investments in associated companies, favorability from annual incentive compensation and a positive 0.1 percentage point impact from currency. The prior year period included a net gain related to the divestment of certain product rights in China.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended December 31			Twelve months ended December 31
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Surgical segment contribution	389	347	12	1,460	1,467	—
As % of net sales	25.2	24.4		25.4	26.6
Vision Care segment contribution	235	260	(10)	981	962	2
As % of net sales	20.3	24.7		21.5	22.3
Not allocated to segments	(311)	(212)	(47)	(1,081)	(1,016)	(6)
Operating income	313	395	(21)	1,360	1,413	(4)
Fourth quarter
Surgical
Surgical segment contribution was $389 million (+12%), compared to $347 million in the prior year period. Segment contribution margin increased 0.8 percentage points, primarily driven by operating leverage from higher sales, favorability from annual incentive compensation and a positive 0.4 percentage point impact from currency, partially offset by sales and marketing investments behind new product launches and incremental tariffs.
Vision Care
Vision Care segment contribution was $235 million (-10%), compared to $260 million in the prior year period. Segment contribution margin decreased 4.4 percentage points, primarily due to increased investment in research and development, including from a recent acquisition, sales and marketing investments behind new product launches and incremental tariffs. The decline in segment contribution margin was partially offset by price increases, favorability from annual incentive compensation and a positive 0.4 percentage point impact from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $311 million (-47%), compared to $212 million in the prior year period. The current year period included $22 million of acquisition and integration items. The prior year period included a $57 million net gain related to the divestment of certain product rights in China.
Full year
Surgical
Surgical segment contribution was $1.5 billion (0%), in line with the prior year period. Segment contribution margin decreased 1.2 percentage points, primarily due to higher inventory-related costs, including incremental tariffs, and sales and marketing investments behind new product launches, partially offset by favorability from annual incentive compensation and price increases.
Vision Care
Vision Care segment contribution was $981 million (+2%), compared to $962 million in the prior year period. Segment contribution margin decreased 0.8 percentage points. The current year period included increased investment in research and development, including from a recent acquisition, sales and marketing investments behind new product launches and incremental tariffs, partially offset by price increases, manufacturing efficiencies, favorability from annual incentive compensation and a positive 0.1 percentage point impact from currency. The prior year period was impacted by inventory provisions due to a supplier-related quality issue.

Not allocated to segments
Operating loss not allocated to segments totaled $1.1 billion (-6%), compared to $1.0 billion in the prior year period. The current year period included $58 million of acquisition and integration items, $44 million of product discontinuation charges, higher amortization of intangible assets and legal items, partially offset by gains of $142 million on fair value remeasurements of investments in associated companies. The prior year period included a $57 million net gain related to the divestment of certain product rights in China.

Non-operating income & expense

	Three months ended December 31			Twelve months ended December 31
($ millions unless indicated otherwise)	2025	2024	Change %	2025	2024	Change %

Operating income	313	395	(21)	1,360	1,413	(4)
Interest expense	(53)	(48)	(10)	(204)	(192)	(6)
Other financial income & expense	6	9	(33)	22	43	(49)
Share of (loss) from associated companies	(2)	(7)	71	(18)	(8)	(125)
Income before taxes	264	349	(24)	1,160	1,256	(8)
Taxes	(47)	(65)	28	(180)	(238)	24
Net income	217	284	(24)	980	1,018	(4)
Net income attributable to:
Shareholders of Alcon Inc.	217	284	(24)	980	1,018	(4)
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(1)	0.44	0.57	(23)	1.99	2.06	(3)
Diluted earnings per share ($)(1)	0.44	0.57	(23)	1.98	2.05	(3)
(1)    Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.
Fourth quarter
Interest expense
Interest expense was $53 million, compared to $48 million in the prior year period, primarily driven by higher interest expense from discounting of long-term contingent consideration liabilities.
Other financial income & expense
Other financial income & expense was a net benefit of $6 million, compared to $9 million in the prior year period, primarily driven by lower interest income, partially offset by a decrease in foreign currency exchange losses.
Share of (loss) from associated companies
Share of (loss) from associated companies was $2 million, compared to $7 million in the prior year period, following a decrease in Alcon's investment in associated companies compared to the prior year period.
Taxes
Tax expense was $47 million, compared to $65 million in the prior year period. The average tax rate was 17.8%, compared to 18.6% in the prior year period, primarily driven by a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and higher discrete tax benefits in the current year period.
Net income and earnings per share
Net income attributable to shareholders of Alcon Inc. was $217 million, compared to $284 million in the prior year period, primarily due to lower operating income. The associated basic and diluted earnings per share were $0.44, compared to basic and diluted earnings per share of $0.57 in the prior year period.
Full year
Interest expense
Interest expense was $204 million, compared to $192 million in the prior year period, primarily driven by higher interest expense from discounting of long-term contingent consideration liabilities and higher interest expense on lease liabilities.
Other financial income & expense
Other financial income & expense was a net benefit of $22 million, compared to $43 million in the prior year period, primarily driven by lower interest income and an increase in foreign currency exchange losses.

Share of (loss) from associated companies
Share of (loss) from associated companies was $18 million, compared to $8 million in the prior year period, reflecting Alcon's investment in associated companies during the year.
Taxes
Tax expense was $180 million, compared to $238 million in the prior year period. The average tax rate was 15.5%, compared to 18.9% in the prior year period. The decrease in average tax rate is primarily driven by a non-taxable gain on the fair value remeasurement of an investment in an associated company and higher discrete tax benefits in the current year period.
Net income and earnings per share
Net income was $980 million, compared to $1.0 billion in the prior year period, primarily due to lower operating income and higher non-operating income & expense, partially offset by lower tax expense. The associated basic and diluted earnings per share were $1.99 and $1.98, respectively, compared to basic and diluted earnings per share of $2.06 and $2.05, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $2.3 billion in 2025, compared to $2.1 billion in the prior year period. The current year period reflects increased collections associated with higher sales, lower taxes paid due to timing of payments and deductions as well as tax refunds received, partially offset by increased payments for operating expenses, including sales and marketing investments behind new product launches, increased investment in research and development and incremental tariffs, higher payments for revenue deductions and a higher impact from changes in net working capital.
Changes in net working capital in the current year were mainly driven by an increase in inventories and an increase in trade receivables, partially offset by an increase in trade payables. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The increase in trade payables was primarily driven by the timing of payments and raw materials purchases.
Changes in net working capital in the prior year period were mainly driven by increases in trade receivables and inventories and the net change in other operating liabilities. The increase in trade receivables was primarily due to new receivables from higher sales outpacing collections. The increase in inventories was primarily to meet expected upcoming demand. The net change in other operating liabilities was primarily due to the impact of annual short-term incentive payments.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.3 billion in 2025, compared to $1.2 billion in the prior year period. Cash outflows in the current year period primarily include the acquisition of a majority interest in Aurion Biotech, Inc. ("Aurion"), the acquisitions of LumiThera, Inc. ("LumiThera") and Cylite Pty Ltd. ("Cylite"), capital expenditures and purchases of intangible assets, primarily related to software, the purchase of a time deposit in the fourth quarter of 2025 and payments for financial assets measured at fair value through other comprehensive income ("FVOCI"), partially offset by proceeds from a time deposit which matured in February 2025. Refer to Note 12 to the Condensed Consolidated Interim Financial Statements for additional information on the Aurion, LumiThera and Cylite transactions.
Cash outflows in the prior year period primarily included capital expenditures, purchases of software and other intangible assets, investments in associated companies, purchase of time deposits, payments for financial assets measured at FVOCI, and the acquisition of BELKIN Vision Ltd. ("BELKIN"). Refer to Notes 13 and 12 to the Condensed Consolidated Interim Financial Statements for additional information on the investments in associated companies and BELKIN acquisition, respectively.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $1.1 billion in 2025, compared to $322 million in the prior year period. Cash outflows in the current year period primarily include payments for the acquisition of treasury shares, dividends paid to shareholders of Alcon Inc., realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., lease payments, net payments related to certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation.

Balance sheet
Assets
Total non-current assets were $25.1 billion as of December 31, 2025, an increase of $1.1 billion when compared to $24.0 billion as of December 31, 2024. Intangible assets other than goodwill and Goodwill increased $419 million and $310 million, respectively, primarily due to the acquisition of a majority interest in Aurion, the acquisitions of LumiThera and Cylite and additions of software and other intangible assets, partially offset by recurring amortization and asset impairments. Property, plant and equipment increased $385 million primarily due to capital expenditures and foreign currency effects, partially offset by depreciation. Financial assets increased $116 million primarily due to an increase in long-term receivables from customers as well as additions to and fair value adjustments of long-term financial investments measured at FVOCI. Other non-current assets decreased $197 million, primarily due to a decrease in investments in associated companies as a result of the Aurion and Cylite transactions.
Total current assets were $6.4 billion as of December 31, 2025, an increase of $140 million when compared to $6.3 billion as of December 31, 2024. Trade receivables increased $206 million due to higher sales outpacing collections and foreign currency translation effects. Inventories increased $123 million primarily due to increases to meet expected upcoming demand and foreign currency translation effects. Cash and cash equivalents decreased $149 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Time deposits decreased $73 million due to the maturity of a time deposit in February 2025 offset by a time deposit purchased during the fourth quarter of 2025 with a six-month term, maturing on April 29, 2026. The time deposit is measured at amortized cost and had a carrying value of $80 million as of December 31, 2025.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2025, in line with December 31, 2024. Deferred tax liabilities increased $217 million primarily related to Aurion and LumiThera, partially offset by deferred tax liabilities related to intangible assets due to recurring amortization. Provisions and other non-current liabilities increased $114 million primarily due to an increase in contingent consideration liabilities primarily related to the acquisition of LumiThera and an increase in long term employee benefits and deferred compensation. Financial debts decreased $376 million primarily due to the reclassification of the Series 2026 Notes from non-current to current.
Total current liabilities were $3.0 billion as of December 31, 2025, an increase of $771 million when compared to $2.3 billion as of December 31, 2024. Financial debts increased $470 million primarily due to the reclassification of the Series 2026 Notes from non-current to current. Trade payables increased $153 million primarily due to timing of payments, raw materials purchases and foreign exchange effects. Current income tax liabilities increased $78 million primarily due to timing of payments, partially offset by tax refunds received.
The average maturity of financial debts outstanding as of December 31, 2025 is 8.8 years, and 97% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of December 31, 2025 and February 24, 2026. A $1.9 billion bridge loan facility was executed in August 2025 and also remained undrawn as of December 31, 2025 and was cancelled in January 2026. Refer to Note 14 to the Condensed Consolidated Interim Financial Statements for additional information.
Equity
Equity was $22.0 billion as of December 31, 2025, an increase of $482 million when compared to $21.6 billion as of December 31, 2024. Equity attributable to non-controlling interests amounted to $1 million as of December 31, 2025 related to Aurion.

Additional Considerations
Terminated Acquisition of STAAR Surgical Company
On August 4, 2025, Alcon entered into a definitive agreement to acquire STAAR Surgical Company ("STAAR"), a global medical technology company focused on the research, development, manufacturing, distribution and sale of phakic intraocular lenses. On August 20, 2025, Alcon executed a $1.9 billion bridge loan agreement (the "2025 Bridge Loan Facilities") with Morgan Stanley Bank International Limited and Morgan Stanley Bank, N.A., split in two tranches of $1.4 billion (“Facility A”) and $0.5 billion (“Facility B”), respectively, with Alcon Finance Corporation being an additional possible borrower. Facility A was restricted for use in funding the acquisition of STAAR, whereas Facility B was to be used for financing or refinancing of any other acquisitions. The 2025 Bridge Loan Facilities remained fully undrawn as of December 31, 2025. In January 2026, Alcon terminated its definitive merger agreement with STAAR and cancelled the 2025 Bridge Loan Facilities. There were no termination fees for either company. Refer to Note 14 to the Condensed Consolidated Interim Financial Statements for additional information.
Tariffs
Beginning April 2025, the United States government announced additional tariffs on goods imported into the United States, and some nations have responded with reciprocal tariffs and other actions. Since then, there have been temporary reductions or pauses of certain tariffs to allow for trade negotiations, as well as new tariff announcements. Additional tariffs incurred in the United States and China during the three and twelve months ended December 31, 2025 amounted to $34 million and $91 million, respectively, of which $29 million and $67 million, respectively, was recognized in Cost of net sales in the Condensed Consolidated Income Statement and $24 million was recognized in Inventories in the Condensed Consolidated Balance Sheet as of December 31, 2025. Tariffs incurred for the year were lower than originally forecasted, reflecting operational and supply‑chain efficiencies realized during the year. The future effects of these tariffs, along with any additional further changes in trade policies, are uncertain and could have an adverse effect on our business, financial condition, cash flows and results of operations. Further, adverse economic conditions impacting our customers or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our net sales and operating results.
Refer to “Item 3. Key Information—3.D. Risk Factors—Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business” in the 2025 form 20-F.
Share repurchase program
On February 25, 2025, the Company's Board of Directors authorized the repurchase of up to $750 million of the Company’s common shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon funded the repurchases through cash generated from operations. The program was authorized by the Swiss Takeover Board and subject to customary safe harbor conditions. The share repurchase program was completed on January 20, 2026 with 9.3 million shares repurchased for a total of $750 million. Refer to Note 5 to the Condensed Consolidated Interim Financial Statements for details on share repurchase activity.
Federal legislation
On July 4, 2025, the United States Congress enacted budget reconciliation bill H.R. 1, which includes significant provisions such as the permanent extension of certain provisions of the Tax Cuts and Jobs Act that were set to expire. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The enactment of H.R. 1 did not materially impact Alcon's Condensed Consolidated Financial Statements for the period ended December 31, 2025.
Alcon continues to evaluate the potential future impact of the tax law changes on our Consolidated Financial Statements, but does not expect H.R. 1 to have a material impact to the effective tax rate. The enactment of H.R. 1 resulted in a reduction in cash tax payment obligations in 2025 driven by timing of deductions.

Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended December 31		Twelve months ended December 31
($ millions except earnings per share)	Note	2025	2024	2025	2024
Net sales	3	2,702	2,477	10,319	9,836
Other revenues	3	16	25	82	75
Net sales and other revenues		2,718	2,502	10,401	9,911
Cost of net sales		(1,189)	(1,093)	(4,592)	(4,328)
Cost of other revenues		(13)	(24)	(64)	(71)
Gross profit		1,516	1,385	5,745	5,512
Selling, general & administration		(901)	(802)	(3,449)	(3,250)
Research & development		(273)	(232)	(990)	(876)
Other income		5	61	169	77
Other expense		(34)	(17)	(115)	(50)
Operating income		313	395	1,360	1,413
Interest expense		(53)	(48)	(204)	(192)
Other financial income & expense		6	9	22	43
Share of (loss) from associated companies	13	(2)	(7)	(18)	(8)
Income before taxes		264	349	1,160	1,256
Taxes		(47)	(65)	(180)	(238)
Net income		217	284	980	1,018
Net income attributable to:
Shareholders of Alcon Inc.		217	284	980	1,018
Non-controlling interests		—	—	—	—

Earnings per share ($)(1)
Basic		0.44	0.57	1.99	2.06
Diluted		0.44	0.57	1.98	2.05

Weighted average number of shares outstanding (millions)
Basic	5	489.3	494.7	493.2	494.4
Diluted	5	492.3	498.1	496.2	497.5
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024

Net income	217	284	980	1,018
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	1	(141)	176	(116)
Total of items to eventually recycle	1	(141)	176	(116)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains from defined benefit plans, net of taxes(2)	2	13	6	14
Fair value adjustments on equity investments, net of taxes(3)	(17)	(34)	27	36
Total of items never to be recycled	(15)	(21)	33	50
Total comprehensive income	203	122	1,189	952
Total comprehensive income for the period attributable to:
Shareholders of Alcon Inc.	203	122	1,189	952
Non-controlling interests	—	—	—	—
(1)Amounts are net of tax benefit of $0.1 million and $2 million for the three months ended December 31, 2025 and 2024, respectively. Amount is net of tax expense of $2 million for the twelve months ended December 31, 2025. Amount is net of tax benefit of $1 million twelve months ended December 31 2024.
(2)Amounts are net of tax expense of $2 million and $3 million for the three months ended December 31, 2025 and 2024, respectively. Amounts are net of tax expense of $3 million and $5 million for the twelve months ended December 31, 2025 and 2024, respectively.
(3)Amount is net of tax expense of $0.4 million for the three months ended December 31, 2025. Amount is net of tax benefit of $7 million for the three months ended December 31, 2024. Amounts are net of tax expense of $4 million and $16 million for the twelve months ended December 31, 2025 and 2024, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	December 31, 2025	December 31, 2024
Assets
Non-current assets
Property, plant & equipment		4,774	4,389
Right-of-use assets		447	449
Goodwill		9,256	8,946
Intangible assets other than goodwill	6	9,006	8,587
Deferred tax assets		458	421
Financial assets	8	768	652
Other non-current assets		397	594
Total non-current assets		25,106	24,038
Current assets
Inventories		2,391	2,268
Trade receivables		1,942	1,736
Income tax receivables		20	23
Cash and cash equivalents		1,527	1,676
Time deposits	8	80	153
Other current assets		489	453
Total current assets		6,449	6,309
Total assets		31,555	30,347

Equity and liabilities
Equity
Share capital		20	20
Reserves		22,014	21,533
Equity attributable to shareholders of Alcon Inc.		22,034	21,553
Non-controlling interests	12	1	—
Total equity		22,035	21,553
Liabilities
Non-current liabilities
Financial debts	7	4,162	4,538
Lease liabilities		429	429
Deferred tax liabilities		941	724
Provisions & other non-current liabilities		939	825
Total non-current liabilities		6,471	6,516
Current liabilities
Trade payables		926	773
Financial debts	7	575	105
Lease liabilities		80	68
Current income tax liabilities		182	104
Provisions & other current liabilities		1,286	1,228
Total current liabilities		3,049	2,278
Total liabilities		9,520	8,794
Total equity and liabilities		31,555	30,347
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)

	Attributable to shareholders of Alcon Inc.
($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2024	20	20,624	(32)	37	(25)	(20)	20,624	—	20,624
Net income		1,018				—	1,018	—	1,018
Other comprehensive income/(loss)			36	14	(116)	(66)	(66)	—	(66)
Total comprehensive income	—	1,018	36	14	(116)	(66)	952	—	952
Dividends		(131)				—	(131)	—	(131)
Equity-based compensation		110				—	110	—	110
Other movements(2)		67	(69)			(69)	(2)	—	(2)
Total other movements	—	46	(69)	—	—	(69)	(23)	—	(23)
Balance as of December 31, 2024	20	21,688	(65)	51	(141)	(155)	21,553	—	21,553
Net income		980				—	980	—	980
Other comprehensive income			27	6	176	209	209	—	209
Total comprehensive income	—	980	27	6	176	209	1,189	—	1,189
Dividends		(168)				—	(168)	—	(168)
Acquisition of treasury shares		(682)				—	(682)	—	(682)
Equity-based compensation		116				—	116	—	116
Initial recognition of non-controlling interests		—				—	—	27	27
Changes in non-controlling interests		—				—	—	(26)	(26)
Other movements(2)		36	(10)			(10)	26	—	26
Total other movements	—	(698)	(10)	—	—	(10)	(708)	1	(707)
Balance as of December 31, 2025	20	21,970	(48)	57	35	44	22,034	1	22,035
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. For the twelve months ended December 31, 2025, Other reserves also includes reversals of previously-recognized deferred taxes and reclassifications related to the settlements of equity investments. For the twelve months ended December 31, 2024, Other reserves also includes a reclassification related to the transfer of an equity investment to an investment in associated company and the settlement of an equity investment.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Twelve months ended December 31
($ millions)	Note	2025	2024

Net income		980	1,018
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	1,191	1,226
Equity-based compensation expense		162	150
Non-cash change in current and non-current provisions and other non-current liabilities		84	52
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		16	16
Net gain on divestment of product rights	12	—	(57)
Interest expense		204	192
Other financial income & expense		(22)	(43)
Share of loss from associated companies	13	18	8
Taxes		180	238
Interest received		63	69
Interest paid		(190)	(182)
Other financial payments		(8)	(8)
Taxes paid		(107)	(326)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		2,571	2,353
Net payments out of provisions and other cash movements in non-current liabilities		(60)	(87)
Change in net current assets and other operating cash flow items	9.2	(240)	(189)
Net cash flows from operating activities		2,271	2,077
Purchase of property, plant & equipment		(543)	(473)
Proceeds from sale of property, plant & equipment		5	—
Purchase of intangible assets		(120)	(197)
Purchase of investments in associated companies	13	(8)	(159)
Payments for financial assets		(56)	(128)
Purchase of time deposits	8	(80)	(150)
Proceeds from time deposits	8	150	—
Proceeds from financial assets		8	9
Acquisitions of businesses, net of cash acquired	12	(692)	(61)
Other investing cash flows		(8)	(8)
Net cash flows used in investing activities		(1,344)	(1,167)
Dividends paid to shareholders of Alcon Inc.	5	(166)	(130)
Repayment of financial debts		(112)	(47)
Proceeds from financial debts, net of issuance costs		59	59
Other net changes in financial debts		38	(66)
Payments for acquisition of treasury shares	5	(676)	—
Lease payments		(81)	(83)
Payment of withholding taxes related to equity-based compensation		(47)	(47)
Transactions with non-controlling interests	12	(26)	—
Other financing cash flows		(108)	(8)
Net cash flows used in financing activities		(1,119)	(322)
Effect of exchange rate changes on cash and cash equivalents		43	(6)
Net change in cash and cash equivalents		(149)	582
Cash and cash equivalents at January 1		1,676	1,094
Cash and cash equivalents at December 31		1,527	1,676
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2025 Consolidated Financial Statements in the Company’s 2025 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. For non-wholly owned subsidiaries, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to shareholders of the Company. The Condensed Consolidated Interim Financial Statements as of December 31, 2025 and 2024 and for the years then ended are derived from and should be read in conjunction with the annual Consolidated Financial Statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Business combinations
The business combinations accounting policy was expanded in 2025 to include business combinations achieved in stages and non-controlling interests, as follows:
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, if the business combination is achieved in stages, the acquisition date carrying value of Alcon’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in Other income or Other expense, respectively, in the Consolidated Income Statement.
Alcon recognizes non-controlling interests in the acquired entity either at fair value or at the non-controlling interests' proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.

Treasury shares
The accounting policies were expanded in 2025 to include treasury shares acquired in repurchases, as follows:
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, common shares repurchased are measured at fair value on their trade date and include transaction costs directly attributable to the repurchase. They are held in treasury and deducted from equity. No gains or losses are recognized in the Consolidated Income Statement on the purchase or issuance of such shares. Payments for the acquisition of treasury shares are recorded in Payments for acquisition of treasury shares in the Consolidated Statement of Cash Flows.
Treasury share repurchases denominated in a currency other than the reporting currency are valued at the trade date using the spot exchange rate for the reporting currency. Any realized foreign exchange gains or losses arising between the trade date and settlement date is recognized in Other financial income & expense in the Consolidated Income Statement. If the trade date by the broker or bank and settlement date of the repurchase by the Company fall in different reporting periods, an accrued liability is recognized at period-end for the settlement obligation in Provisions & other current liabilities on the Consolidated Balance Sheet.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired in-process research & development ("IPR&D") projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
New standards and interpretations not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring defined subtotals in the Consolidated Income Statement, requiring disclosure of management-defined performance measures and adding new principles for aggregation and disaggregation of information. IFRS 18 will not impact recognition or measurement of the financial statement items. However, it may impact operating income due to the reclassification of certain income and expense items within the income statement. Additionally, it may also change the disclosure of operating activities, investing activities and financing activities within the statement of cash flows due to the change in classification of certain cash flow items. Alcon is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.
Other than previously described, as of December 31, 2025 there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Significant transactions
Significant transactions in 2025
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera Inc. ("LumiThera"), resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $38 million after the updated preliminary purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date. Total cash paid at closing, net of cash acquired, was $124 million. Refer to Note 12 for additional information and preliminary PPA.

Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion Biotech, Inc. ("Aurion") to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding basis. Aurion's ownership on a fully diluted basis at closing was approximately 85.0% held by Alcon and 15.0% held by non-controlling interests. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $175 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $496 million. The PPA was finalized in the fourth quarter of 2025. Refer to Note 12 for additional information, including the final PPA and details related to the associated non-controlling interests.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite Pty Ltd. ("Cylite") shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $72 million. The PPA was finalized in the fourth quarter of 2025. Refer to Note 12 for additional information and final PPA.
Significant transactions in 2024
Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension Therapeutics (Hong Kong) Limited (“Ocumension”) to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension. Alcon will also receive royalties and defined AR-15512 sales milestones. Refer to Note 12 for additional information.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN Vision Ltd. ("BELKIN") as provided under the Agreement and Plan of Merger ("BELKIN Agreement"). This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing for the net identifiable assets recognized, net of cash acquired, was $61 million. Refer to Note 12 for additional information and final PPA.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments based on net sales and segment contribution, which is the single measure of segment profitability.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, product discontinuation costs, fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, fair value remeasurements of investments in associated companies, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Surgical
Implantables	474	456	1,782	1,775
Consumables	794	738	3,028	2,861
Equipment/other	277	229	941	886
Total Surgical net sales	1,545	1,423	5,751	5,522
Vision Care
Contact lenses	683	638	2,770	2,609
Ocular health	474	416	1,798	1,705
Total Vision Care net sales	1,157	1,054	4,568	4,314
Total net sales	2,702	2,477	10,319	9,836
Surgical other revenues	—	4	3	4
Vision Care other revenues	16	21	79	71
Total other revenues	16	25	82	75
Total net sales and other revenues	2,718	2,502	10,401	9,911
Segment contribution and reconciliation to income before taxes
The below tables summarize segment contribution, including material items of income and expense as required by IFRS 8, Operating Segments, and the associated International Financial Reporting Interpretations Committee agenda decision published in July 2024. The below tables also include a reconciliation of segment contribution to Income before taxes.

	Surgical		Vision Care		Not allocated to segments		Total
	Three months ended December 31		Three months ended December 31		Three months ended December 31		Three months ended December 31
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Net sales	1,545	1,423	1,157	1,054	—	—	2,702	2,477
Other revenues	—	4	16	21	—	—	16	25
Cost of net sales	(587)	(540)	(416)	(374)	(186)	(179)	(1,189)	(1,093)
Cost of other revenues	(1)	(4)	(12)	(20)	—	—	(13)	(24)
Selling, general & administration	(413)	(379)	(398)	(342)	(90)	(81)	(901)	(802)
Research & development	(155)	(157)	(112)	(79)	(6)	4	(273)	(232)
Other income	—	—	—	—	5	61	5	61
Other expense	—	—	—	—	(34)	(17)	(34)	(17)
Segment contribution and Operating income	389	347	235	260	(311)	(212)	313	395
Interest expense					(53)	(48)	(53)	(48)
Other financial income & expense					6	9	6	9
Share of (loss) from associated companies					(2)	(7)	(2)	(7)
Income before taxes							264	349

	Surgical		Vision Care		Not allocated to segments		Total
	Twelve months ended December 31		Twelve months ended December 31		Twelve months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Net sales	5,751	5,522	4,568	4,314	—	—	10,319	9,836
Other revenues	3	4	79	71	—	—	82	75
Cost of net sales	(2,167)	(2,014)	(1,649)	(1,605)	(776)	(709)	(4,592)	(4,328)
Cost of other revenues	(3)	(4)	(61)	(67)	—	—	(64)	(71)
Selling, general & administration	(1,527)	(1,461)	(1,587)	(1,467)	(335)	(322)	(3,449)	(3,250)
Research & development	(597)	(580)	(369)	(284)	(24)	(12)	(990)	(876)
Other income	—	—	—	—	169	77	169	77
Other expense	—	—	—	—	(115)	(50)	(115)	(50)
Segment contribution and Operating income	1,460	1,467	981	962	(1,081)	(1,016)	1,360	1,413
Interest expense					(204)	(192)	(204)	(192)
Other financial income & expense					22	43	22	43
Share of (loss) from associated companies					(18)	(8)	(18)	(8)
Income before taxes							1,160	1,256
Net sales by region(1)

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2025		2024		2025		2024
United States	1,193	44%	1,109	45%	4,657	45%	4,511	46%
International	1,509	56%	1,368	55%	5,662	55%	5,325	54%
Net sales	2,702	100%	2,477	100%	10,319	100%	9,836	100%
(1)     Net sales by location of third-party customer.

4. Income taxes
Federal legislation
On July 4, 2025, the United States Congress enacted budget reconciliation bill H.R. 1, which includes significant provisions such as the permanent extension of certain provisions of the Tax Cuts and Jobs Act that were set to expire. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The enactment of H.R. 1 did not materially impact Alcon's Condensed Consolidated Financial Statements for the year ended December 31, 2025.
Alcon continues to evaluate the potential future impact of the tax law changes on our Consolidated Financial Statements, but does not expect H.R. 1 to have a material impact to the effective tax rate. The enactment of H.R. 1 resulted in a reduction in cash tax payment obligations in 2025 driven by timing of deductions.

5. Dividends, earnings per share and share repurchase program
Dividends
On February 25, 2025, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.28 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 6, 2025 and paid in May 2025 for an amount of $166 million.
On February 27, 2024, the Board proposed a dividend of CHF 0.24 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 8, 2024 and paid in May 2024 for an amount of $130 million.
Earnings per share
As of December 31, 2025, there were 487.4 million outstanding common shares after repurchases of 8.4 million common shares, partially offset by the delivery of 1.2 million net shares vesting under the equity incentive programs during the twelve months ended December 31, 2025.
Basic earnings per share is computed by dividing net income attributable to shareholders of Alcon Inc. for the period by the weighted average number of common shares outstanding during the period. For the three and twelve months ended December 31, 2025, the weighted average number of shares outstanding was 489.3 million and 493.2 million, respectively. For the three and twelve months ended December 31, 2024, the weighted average number of shares outstanding was 494.7 million and 494.4 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and twelve months ended December 31, 2025, the weighted average diluted number of shares outstanding was 492.3 million and 496.2 million, respectively, which includes the potential conversion of 3.0 million unvested equity-based awards. For the three and twelve months ended December 31, 2024, the weighted average diluted number of shares outstanding was 498.1 million and 497.5 million, respectively, which includes the potential conversion of 3.4 million and 3.1 million unvested equity-based awards, respectively.
Share repurchase program
On February 25, 2025, the Board authorized the repurchase of up to $750 million of the Company’s common shares. The shares acquired are held in treasury and are intended to offset the dilutive effect of shares vesting under Alcon's equity-based incentive plans. Alcon funded the repurchases through cash generated from operations. The program was authorized by the Swiss Takeover Board and subject to customary safe harbor conditions.
On March 27, 2025, the Company executed an agreement with a bank to set the terms on which the bank will execute the share repurchases as the Company's agent. The agreement with the bank is cancellable at any time without continuing obligation such that no financial liability exists to the Company from execution of the agreement or the approval of the program. As of December 31, 2025, 8.4 million shares were repurchased for a total consideration of $682 million. Total cash payments for acquisition of treasury shares of $676 million were recorded to Payments for acquisition of treasury shares within the financing section of the Condensed Consolidated Statement of Cash Flows. Liabilities of $6 million were recorded to Provisions & other current liabilities on the Condensed Consolidated Balance Sheet for share repurchases which were initiated but not settled as of December 31, 2025.
The share repurchase program was completed on January 20, 2026 with 9.3 million shares repurchased for a total of $750 million.

6. Intangible assets other than goodwill
Intangible asset impairment charges
There were no impairment charges during the three months ended December 31, 2025. Impairment charges during the twelve months ended December 31, 2025 amounted to $45 million, including $43 million recognized in Cost of net sales in the Condensed Consolidated Income Statement in the second quarter due to the full impairment of a currently marketed product cash generating unit ("CGU") in the Vision Care reportable segment due to discontinuation of commercialization of the product; and $2 million recognized in Research and development in the Condensed Consolidated Income Statement in the third quarter due to the full impairment of an acquired IPR&D CGU in the Vision Care reportable segment due to discontinuation of the project.
There were no impairment charges during the three months ended December 31, 2024. Impairment charges during the twelve months ended December 31, 2024 amounted to $9 million recognized in Research & development in the Condensed Consolidated Income Statement during the second quarter due to the full impairment of an acquired IPR&D CGU in the Surgical reportable segment due to discontinuation of the project.

7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2025 and December 31, 2024.

($ millions)	December 31, 2025	December 31, 2024
Non-current financial debts
Local facilities (Japan), floating rate debt due 2028	53	—
2.750% Series 2026 Notes	—	499
2.375% Series 2028 Notes	584	517
3.000% Series 2029 Notes	996	995
2.600% Series 2030 Notes	747	746
5.375% Series 2032 Notes	695	694
3.800% Series 2049 Notes	495	495
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2030	—	—
Total non-current financial debts	4,162	4,538

Current financial debts
Local facilities, floating rate:
Japan	—	26
All others	65	67
2.750% Series 2026 Notes	499	—
Other short-term financial debts, floating rate	5	8
Derivatives	6	4
Total current financial debts	575	105
Total financial debts	4,737	4,643
Interest expense recognized for Financial debts was $42 million and $169 million for the three and twelve months ended December 31, 2025, respectively, and $41 million and $165 million for the three and twelve months ended December 31, 2024, respectively.

Revolving credit facility
In September 2025, the Revolving Credit Facility was extended for one additional year to October 2030. The $1.32 billion Revolving Credit Facility remained undrawn as of December 31, 2025.
Local bilateral facilities
On January 20, 2025, three local bilateral facilities in Japan which were set to mature in February 2025 were refinanced by two facilities with three year maturities totaling $64 million (JPY 10 billion) using the FX rate as of January 20, 2025. Of that amount, $53 million was drawn as of December 31, 2025. The two local bilateral facilities are guaranteed by the Company.

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities in public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds and equity securities in public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Investments in money market funds are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. Fair value measurements classified as Level 3 are performed primarily using the income approach or market approach. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at FVPL.

The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024.

	December 31, 2025				December 31, 2024
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI(1)	132	—	196	328	81	—	201	282
Long-term financial investments measured at FVPL	—	—	4	4	—	—	1	1
Deferred compensation assets(2)	202	—	—	202	180	—	—	180
Non-current financial assets at fair value	334	—	200	534	261	—	202	463
Current financial assets
Money market funds	562	—	—	562	432	—	—	432
Current portion of long-term financial investments measured at FVPL(3)	—	—	1	1	—	—	1	1
Derivative financial instruments(3)	—	5	—	5	—	12	—	12
Current financial assets at fair value	562	5	1	568	432	12	1	445
Financial assets at fair value	896	5	201	1,102	693	12	203	908

Non-current financial liabilities
Non-current contingent consideration liabilities	—	—	(160)	(160)	—	—	(96)	(96)
Non-current financial liabilities at fair value	—	—	(160)	(160)	—	—	(96)	(96)
Current financial liabilities
Current contingent consideration liabilities	—	—	(9)	(9)	—	—	—	—
Derivative financial instruments	—	(6)	—	(6)	—	(4)	—	(4)
Current financial liabilities at fair value	—	(6)	(9)	(15)	—	(4)	—	(4)
Financial liabilities at fair value	—	(6)	(169)	(175)	—	(4)	(96)	(100)
(1)    As of December 31, 2024, included $11 million of Long-term convertible notes due from associated companies.
(2)    Recorded in Other non-current assets.
(3)    Recorded in Other current assets.
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the twelve months ended December 31, 2025.
The carrying amount is a reasonable approximation of fair value for all other financial instruments as of December 31, 2025 and December 31, 2024, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes"). As of December 31, 2025, the Notes are recorded in Non-current financial debts, with the exception of the Series 2026 Notes, which are recorded in Current financial debts. As of December 31, 2025, the Notes had a fair value of $4,466 million and a carrying value of $4,608 million. As of December 31, 2024, the Notes are recorded in Non-current financial debts. As of December 31, 2024, the Notes had a fair value of $4,240 million and a carrying value of $4,538 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2025	2024	2025	2024
Balance as of January 1	201	147	2	8
Additions	42	116	5	—
Net (losses)/gains recognized in Consolidated Statement of Comprehensive Income	(20)	90	—	—
Net gains recognized in Consolidated Income Statement	—	—	—	2
Amortization	—	—	(2)	(3)
Transfer to Other non-current assets	—	(132)	—	—
Settlements	(27)	(20)	—	(5)
Balance as of December 31	196	201	5	2
During the prior year, net gains recognized for Level 3 Long-term financial investments measured at FVOCI primarily relate to a fair value adjustment for an equity interest in a private company. The fair value of the equity interest was determined using the market approach with Level 3 inputs that are not readily observable, primarily prices for similar securities of the same company. During 2024, Alcon acquired additional equity interest in that company and classified the investment as an associated company, which is accounted for using the equity method as Alcon is considered to have significant influence. The investment was transferred to Investments in associated companies within Other non-current assets.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2025	2024
Balance as of January 1	(96)	(90)
Additions	(63)	(6)
Accretion for passage of time	(11)	(7)
Adjustments for changes in assumptions	—	7
Currency translation effects	1	—
Balance as of December 31	(169)	(96)
Additions to contingent consideration liabilities in the current year period relate to the LumiThera and Cylite acquisitions. Additions to contingent consideration liabilities in the prior year period relate to the BELKIN acquisition. Refer to Note 12 for additional information.
As of December 31, 2025, the probability of success for various development and commercial milestones ranges from 0% to 95% and the maximum remaining potential payments related to contingent consideration from business combinations is $1.4 billion, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included fair value adjustments for changes in assumptions of $7 million, primarily due to revised expectations for timing of settlement for development and commercial milestones.
Contingent consideration liabilities are reported in Provisions & other non-current liabilities and Provisions & other current liabilities based on the projected timing of settlement which is estimated to range from 2026 through 2039 for contingent consideration obligations as of December 31, 2025.

Time deposits
During 2025, Alcon purchased time deposits of $80 million with a six-month term maturing on April 29, 2026. During 2024, Alcon purchased time deposits of $150 million with a six-month term maturing on February 17, 2025. The time deposits are measured at amortized cost and had a carrying value of $80 million and $153 million as of December 31, 2025 and 2024, respectively.
Long-term note receivable and other financial assets measured at amortized cost
As described in Note 17 to the Consolidated Financial Statements in the Form 20-F, on May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”) resulting in financial assets which Alcon concluded were originated credit-impaired. The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $192 million as of December 31, 2025, including a non-current portion of $191 million in Financial assets and a current portion of $1 million in Other current assets. As of December 31, 2025, in accordance with the terms of the Pledge and Security agreement (“security agreement”), the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $420 million. The estimated amount of collateral increased approximately 30% from December 31, 2024 based on updated forecasts reflecting recent market data and discounted cash flow analysis. There have been no significant changes in the quality of the collateral, the terms of the signed security agreement or the credit monitoring procedures described in Note 17 to the Consolidated Financial Statements in the Form 20-F. In addition, as of December 31, 2025, Alcon assessed there was no lifetime expected credit loss due to the value of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of December 31, 2025 and December 31, 2024.

($ millions)	December 31, 2025	December 31, 2024
Unrealized gains in Other current assets	5	12
Unrealized losses in Current financial debts	(6)	(4)
Net value of unsettled positions for derivatives contracts	(1)	8
There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2025 or December 31, 2024.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.

9. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Twelve months ended December 31
($ millions)	2025	2024

Property, plant & equipment	417	393
Right-of-use assets	89	83
Intangible assets	829	752
Other non-current assets(1)	(144)	(2)
Total	1,191	1,226
(1)    For the twelve months ended December 31, 2025, Other non-current assets includes gains on fair value remeasurements of investments in associated companies. Refer to Note 12 for additional information.
9.2     Change in net current assets and other operating cash flow items

	Twelve months ended December 31
($ millions)	2025	2024

(Increase) in inventories	(156)	(47)
(Increase) in trade receivables	(129)	(55)
Increase/(decrease) in trade payables	116	(15)
Net change in other operating assets	(47)	(28)
Net change in other operating liabilities	(24)	(44)
Total	(240)	(189)

10. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the twelve months ended December 31, 2025 and 2024.

	Twelve months ended December 31
(shares in millions)(1)	2025	2024
Unvested at January 1	5.2	4.9
Granted	2.6	2.3
Vested	(1.8)	(1.9)
Forfeited	(0.3)	(0.2)
Unvested at December 31	5.7	5.2
(1) Totals may not sum due to rounding

11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, mergers and acquisitions, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 24, 2026 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party and should be read in conjunction with Note 18 to the Consolidated Financial Statements in the Form 20-F.
Hatch-Waxman patent litigation
From time to time, Alcon is a party to certain patent infringement proceedings in the US in connection with Notices of Paragraph IV Certification under the Hatch-Waxman Act received from third-party generic manufacturers respecting their applications for generic versions of certain products sold by or on behalf of Alcon, including Simbrinza, Pataday, Rhopressa and Rocklatan, or other similar suits.
During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserted two patents, automatically stayed FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter. In August 2024, the court granted in part the generic drug company defendants’ motion for summary judgment of non-infringement of the asserted patents. A trial on the remaining patent claims was held on October 21, 2024 through October 23, 2024. On February 5, 2025, the Court issued Findings of Fact and Conclusions of Law concerning the patent claims, and the defenses to those claims, that were the subject of the trial. The Court ruled that Alcon did not prove by a preponderance of the evidence that the defendant’s proposed generic version of Simbrinza infringed the patent claims asserted at the trial. The Court also ruled that the generic drug company defendant did not prove by clear and convincing evidence that those patent claims were invalid. In the first quarter of 2025, both Alcon and the generic drug company defendant filed notices of appeal of certain rulings made by the trial court. The parties' written briefing in the appeal concluded in January 2026.
Civil Investigative Demand
In July 2024, Alcon received a Civil Investigative Demand from the US Department of Justice (“DoJ”) in connection with a civil investigation under the False Claims Act relating to discounts on surgical equipment servicing contracts. Alcon is cooperating with the DoJ.
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

12. Acquisitions, divestment of product rights and out-licensing
Acquisitions of businesses
During 2025, acquisitions of businesses included LumiThera, Inc., Aurion Biotech, Inc., and Cylite Pty Ltd. During 2024, acquisition of a business included BELKIN Vision Ltd.
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera, resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $38 million after the updated preliminary PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $124 million.
The potential commercial milestones payable for specified revenue targets between 2026 and 2039 could be up to $660 million and the potential development milestones payments for regulatory approval in China or Japan could be up to $30 million. The contingent consideration recognized during the third quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the previously held financial investment measured at FVOCI by Alcon was $16 million, resulting in a remeasurement fair value gain in Other comprehensive income of $9 million, net of taxes.
During the measurement period, Alcon updated its preliminary valuation of the fair value of acquired assets and assumed liabilities, primarily due to finalization of opening balance sheet testing procedures post-acquisition date. The below table summarizes the updated preliminary PPA for the LumiThera business combination as of December 31, 2025. The PPA remains provisional and is subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date.

($ millions)	Preliminary PPA	Measurement period adjustments	Updated preliminary PPA
Current marketed products	185	5	190
Deferred tax assets	9	—	9
Inventories	5	(2)	3
Trade receivables	2	—	2
Cash and cash equivalents	1	—	1
Other current assets	1	—	1
Deferred tax liabilities	(42)	(2)	(44)
Trade payables	(2)	—	(2)
Provisions and other current liabilities	(3)	1	(2)
Net identifiable assets acquired	156	2	158
Goodwill	42	(4)	38
Net assets acquired as a result of business combination	198	(2)	196

Cash paid at closing	126	(1)	125
Cash expected to be paid after closing	2	(1)	1
Previously-held FVOCI financial investment	16	—	16
Contingent consideration	54	—	54
Total acquisition date fair value of consideration	198	(2)	196

Goodwill is attributable primarily to the accounting impact of deferred tax liabilities and assembled workforce. The goodwill is not deductible for tax purposes.

Direct acquisition costs of $6 million were recognized in Other expense in the 2025 Condensed Consolidated Income Statement and were reported in operating cash flows in the 2025 Condensed Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the LumiThera business acquisition as it is not material to the Condensed Consolidated Financial Statements. The results of operations since the date of acquisition were not material.
Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding basis. Aurion's ownership on a fully diluted basis at closing was approximately 85.0% held by Alcon and 15.0% held by non-controlling interests. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $175 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $496 million. The transaction also resulted in non-controlling interests, described below.
The acquisition date fair value of the equity interest previously held by Alcon was $334 million, resulting in a remeasurement fair value gain of $136 million in the first quarter of 2025. The fair value gain has been included in Other income in the 2025 Condensed Consolidated Income Statement.
During the measurement period, Alcon updated its preliminary valuation of the fair value of acquired assets and assumed liabilities, primarily due to changes in financial projections for certain operations. The below table summarizes the PPA for the Aurion business combination which was finalized in the fourth quarter of 2025.

($ millions)	Preliminary PPA	Measurement period adjustments	Final PPA
Property, plant and equipment	3	—	3
Right-of-use assets	6	—	6
Current marketed products	105	(40)	65
Acquired IPR&D	825	(5)	820
Deferred tax assets	43	(3)	40
Other current assets	6	—	6
Cash and cash equivalents	26	—	26
Non-current lease liabilities	(4)	—	(4)
Non-current financial debts	(1)	—	(1)
Deferred tax liabilities	(212)	10	(202)
Current financial debts	(34)	—	(34)
Current lease liabilities	(2)	—	(2)
Current income tax liabilities	(1)	—	(1)
Trade payables	(3)	—	(3)
Provisions and other current liabilities	(14)	3	(11)
Net identifiable assets acquired	743	(35)	708
Goodwill	140	35	175
Non-controlling interests	(27)	—	(27)
Net assets acquired as a result of business combination	856	—	856

Cash paid at closing	522	—	522
Previously-held investment in associated company	334	—	334
Total acquisition date fair value of consideration	856	—	856

Goodwill is attributable primarily to assembled workforce and biopharmaceutical research and development capabilities. The goodwill is not deductible for tax purposes.

Direct acquisition costs of $2 million were recognized in Other expense in the 2025 Condensed Consolidated Income Statement and were reported in operating cash flows in the 2025 Condensed Consolidated Statement of Cash Flows.
Subsequent to the acquisition, the current and non-current financial debts were repaid in the second quarter of 2025.
Pro forma financial information is not presented for the Aurion business acquisition as it is not material to the Condensed Consolidated Financial Statements.
For the period from the date of the Aurion acquisition, March 24, 2025, through December 31, 2025, the acquired business increased Alcon's Net sales by $12 million and reduced Alcon's Net income by $37 million.
Non-controlling interests
Alcon elected to recognize the non-controlling interests in Aurion at fair value.
Non-controlling interests with a fair value of $27 million were recognized at acquisition date, comprised of common stock and vested options. The fair value of non-controlling interests was estimated using the market and income approaches, which were equally weighted. The income approach valuation utilized net present value techniques which involve significant judgment by management and include assumptions with measurement uncertainty. The estimates include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates and future tax rates. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques. Since the cash flow projections are a significant unobservable input, the fair value of the non-controlling interests was classified as Level 3 in the fair value hierarchy.
On March 26, 2025, the Aurion Board exercised its discretion under the Aurion stock plan and approved an exchange of outstanding vested options of Aurion employees for cash as settlement of their non-controlling interests in Aurion. During the third quarter of 2025, settlement agreements were executed among certain former Aurion executives, Alcon and Aurion. As part of these agreements, certain payments were made to these former executives and, additionally, Alcon acquired additional non-controlling interests in Aurion. During the fourth quarter of 2025, Alcon entered into stock purchase agreements and purchased additional non-controlling interests in Aurion. As a result, Alcon's fully diluted interest in Aurion increased from 85% on the business combination date to 99% as of December 31, 2025.
The below table summarizes movements in the non-controlling interests on a fully diluted basis from the acquisition date to the end of the reporting period.

($ millions unless indicated otherwise)	Non-controlling interests (%)	Non-controlling interests
Initial recognition at acquisition date	15%	27
Changes in non-controlling interests	(14)%	(26)
Non-controlling interests as of December 31, 2025	1%	1
Profits and losses attributable to non-controlling interests are calculated on an outstanding basis.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million after the final PPA of the consideration to the fair values of acquired assets and assumed liabilities. Total cash paid at closing, net of cash acquired, was $72 million.
The development milestone contingent consideration is related to a potential payment of up to $10 million upon achievement of the first commercial sale of a defined product within the United States. The contingent consideration recognized during the first quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the equity interest previously held by Alcon was $14 million, resulting in a remeasurement fair value gain of $6 million in the first quarter of 2025. The fair value gain has been included in Other income in the 2025 Condensed Consolidated Income Statement.

The below table summarizes the PPA for the Cylite business combination which was finalized in the fourth quarter of 2025 without identifying any measurement period adjustment.

($ millions)	Final PPA
Property, plant and equipment	1
Right-of-use assets	1
Current marketed products	4
Acquired IPR&D	33
Inventories	1
Cash and cash equivalents	6
Other assets	1
Deferred tax liabilities	(11)
Lease liabilities	(1)
Trade payables	(1)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	33
Goodwill	90
Net assets acquired as a result of business combination	123

Cash paid at closing	78
Cash expected to be paid after closing	2
Previously-held FVOCI financial investment	11
Previously-held commercialization rights in intangible assets	9
Contingent consideration	9
Previously-held investment in associated company	14
Total acquisition date fair value of consideration	123
Goodwill is attributable primarily to buyer-specific synergies, including benefits to intraocular lens sales, development collaboration arrangement and associated development timeline reduction and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the 2025 Condensed Consolidated Income Statement and were reported in operating cash flows in the 2025 Condensed Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the Cylite business acquisition as it is not material to the Condensed Consolidated Financial Statements.
For the period from the date of the Cylite acquisition, January 16, 2025, through December 31, 2025, the acquired business reduced Alcon's Net income by $15 million.
Surgical - Acquisition of BELKIN Vision Ltd.
On July 1, 2024, Alcon acquired 100% of the outstanding shares and equity of BELKIN as provided under the BELKIN Agreement. This transaction complements Alcon’s existing Surgical portfolio in the treatment of glaucoma. The acquisition was accounted for as a business combination that resulted in goodwill of $20 million after the PPA of the consideration to the fair values of acquired assets and assumed liabilities. The acquisition date fair value of the previously-held financial investments measured at FVOCI by Alcon was $20 million. Total cash paid at closing for the net identifiable assets recognized,net of cash acquired, was $61 million.
Under the BELKIN Agreement, there were additional amounts, up to $385 million, to be potentially paid upon achievement of certain commercial milestones if annual sales exceed defined targets within defined periods after closing. The contingent consideration recognized during the third quarter of 2024 totaled $6 million, which represents its fair value (Level 3) at the acquisition date.

The below table summarizes the PPA for the BELKIN business combination which was finalized in the third quarter of 2024.

($ millions)	Final PPA
Property, plant and equipment	1
Currently marketed products	75
Deferred tax assets	6
Inventories	3
Cash and cash equivalents	3
Other current assets	2
Deferred tax liabilities	(17)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	72
Goodwill	20
Net assets acquired as a result of business combination	92

Cash paid at closing	64
Cash expected to be paid after closing	2
Previously-held FVOCI financial investments	20
Contingent consideration	6
Total acquisition date fair value of consideration	92
The goodwill is primarily attributable to buyer-specific synergies and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the 2024 Condensed Consolidated Income Statement and were reported in operating cash flows in the 2024 Condensed Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the BELKIN business acquisition as it is not material to the Condensed Consolidated Financial Statements.
For the period from the date of the BELKIN acquisition, July 1, 2024, through December 31, 2024, the acquired business increased Alcon's 2024 Net sales by $1 million and reduced Alcon's 2024 Net income by $4 million.
Proposed acquisition of LENSAR, Inc.
On March 23, 2025, Alcon entered into a definitive agreement to acquire all outstanding shares of LENSAR, Inc. ("LENSAR"), a global medical technology company focused on advanced laser solutions for the treatment of cataracts, with a total consideration of up to approximately $430 million. The planned acquisition will complement Alcon’s existing Surgical portfolio in the treatment of cataracts. The transaction is subject to customary closing conditions, including regulatory approval and is expected to close in the first half of 2026.
Divestment of product rights and out-licensing in China
On October 17, 2024, Alcon closed on a set of definitive agreements to divest its rights in China in favor of Ocumension to Bion Tears and Tears Naturale (reported in Vision Care segment) and procedural eye drops (reported in Surgical segment). Under the terms of the agreements, Ocumension licensed the exclusive commercialization rights to Systane Ultra in China and development and commercialization rights to AR-15512 in China. In exchange, Alcon received up-front consideration of $116 million in the form of approximately 16.7% of the ordinary shares of Ocumension, which Alcon is holding as a strategic investment and was designated at the closing date as Financial assets valued at FVOCI (Level 1). Related transaction costs of $2 million were also capitalized. Alcon will also receive royalties and defined AR-15512 sales milestones. There are additional amounts, up to $50 million, to be potentially received upon achievement of certain commercial milestones.
With the exception of Systane Ultra, the transaction was accounted for during the fourth quarter of 2024 as a divestment of product rights resulting in a net gain of approximately $57 million recognized in Other income in the 2024 Condensed Consolidated Income Statement. The net carrying value of the divested rights in China was approximately $2 million.

For Systane Ultra, the transaction will be accounted for as a supply agreement over the 15-year licensing term. The current and non-current portions of the up-front consideration allocated to the supply agreement, which amounted to $2 million and $54 million, respectively, were recorded as deferred income on the 2024 Condensed Consolidated Balance Sheet and will be recognized as Other revenues over the licensing term. Royalty revenues will be recognized in Other revenues in the Condensed Consolidated Income Statement as they are earned.
13. Related parties transactions
Investments in associated companies
As of December 31, 2025, Alcon holds voting interest of approximately 21.4% in an associated company. As of December 31, 2024, Alcon also held voting interests of approximately 40.3% in an associated company which Alcon acquired a majority interest in during 2025 and 8.8% in an associated company which was wholly acquired during 2025. Associated companies are accounted for using the equity method as Alcon is considered to have significant influence.
The below table summarizes activity related to investments in associated companies for the twelve months ended December 31, 2025 and 2024.

	Investments in associated companies
($ millions)	2025	2024
Balance as of January 1	293	10
Purchases	8	159
Transfer from Financial assets	—	132
Share of (loss) from associated companies recognized in Consolidated Income Statement	(18)	(8)
Gains on fair value remeasurements recognized in Consolidated Income Statement(1)	142	—
Recognition of business combinations(1)	(348)	—
Balance as of December 31	77	293
(1)    Refer to Note 12 for additional information.
There were no amounts due from associated companies as of December 31, 2025. As of December 31, 2024, long-term convertible notes due from associated companies included in Financial assets on the Condensed Consolidated Balance Sheet amounted to $11 million.
There were no other payments or payables to associated companies in 2025. Other payments and payables to associated companies in 2024 amounted to $2 million primarily for research and development costs.

14. Subsequent events
On August 4, 2025, Alcon entered into a definitive agreement to acquire STAAR Surgical Company ("STAAR"), a global medical technology company focused on the research, development, manufacturing, distribution and sale of phakic intraocular lenses. Pursuant to the terms of the agreement as amended, Alcon agreed to acquire all outstanding shares of STAAR’s common stock for total consideration of approximately $1.8 billion. On January 6, 2026, Alcon terminated its definitive merger agreement with STAAR. There were no termination fees for either company.
On August 20, 2025, Alcon executed a $1.9 billion bridge loan agreement (the "2025 Bridge Loan Facilities") with Morgan Stanley Bank International Limited and Morgan Stanley Bank, N.A., split in two tranches of $1.4 billion (“Facility A”) and $0.5 billion (“Facility B”), respectively. Facility A was restricted for use in funding the acquisition of STAAR, whereas Facility B was to be used for financing or refinancing of any other acquisitions. The 2025 Bridge Loan Facilities remained fully undrawn as of December 31, 2025. The maturity of the 2025 Bridge Loan Facilities was to be determined upon the completion of the related acquisitions. In January 2026, Alcon cancelled the 2025 Bridge Loan Facilities.
On February 24, 2026, Alcon announced certain efficiency measures supported by operational improvements and infrastructure investments. Alcon estimates the total cost to implement these efficiency measures to be approximately $150 million and expects the implementation to be completed in 2026.
On February 24, 2026, the Board approved the proposal to submit the 2025 financial statements of Alcon Inc. and Alcon's Consolidated Financial Statements for approval at the Annual General Meeting on April 30, 2026 and authorized these unaudited Condensed Consolidated Interim Financial Statements for release. Additionally on February 24, 2026, the Board proposed a dividend of CHF 0.28 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $182 million using the CHF/USD exchange rate as of February 16, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, non-operating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2026 outlook as circumstances evolve.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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